September 7, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Priscilla Dao and Jan Woo

Re:	Manitex International, Inc. Registration Statement on Form S-3

(Commission File No. 333-267100)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Manitex International, Inc. (the “Company”) hereby requests that the registration statement referred to above be declared effective on Friday, September 9, 2022 at 3:00 p.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Michael Coffey
By:	Michael Coffey
Chief Executive Officer

cc:	Todd M. Kaye

Bryan Cave Leighton Paisner LLP